

03058668

NO ACT
P.E 4-6-03
132-2426



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Act 33
Section
Rule 902(b) of Reg S
Public Availability 4-16-03

April 16, 2003

Dr. Sameh El Torgoman
Chairman
Cairo and Alexandria Stock Exchanges (CASE)
4 A El Sherifein Street
Postal Code 11513
P.O. Box 358 Mohamed Farid
Cairo, Egypt

Re: Cairo and Alexandria Stock Exchanges (CASE) - Incoming Letter Dated April 6, 2003

Dear Dr. Torgoman:

This letter will confirm the response of the Division of Corporation Finance to your request that the Division designate the Cairo and Alexandria Stock Exchanges (CASE) as "designated offshore securities markets" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate the Cairo and Alexandria Stock Exchanges (CASE).

Pursuant to delegated authority,

Paul M. Dudek
Chief
Office of International Corporate Finance

CRGH


بورصتي القاهرة والاسكندريه
CAIRO & ALEXANDRIA STOCK EXCHANGES

د. سامح الترجمان - رئيس مجلس الإدارة
Dr. Sameh El Torgoman - Chairman

Rule 902(b) of Regulation S under the Securities Act of 1933

April 6, 2003.

Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0302
USA

Re: Application [*2] for Designation of the Cairo and Alexandria Stock Exchanges (CASE) as a "Designated Offshore Securities Market"

Dear Mr. Dudek:

Please find enclosed the application of the Cairo and Alexandria Stock Exchanges ("CASE"), to be a "designated offshore securities market" within the meaning of Rule 902(b) of Regulation S ("Regulation S") promulgated under the Securities Act of 1933, as amended ("the Securities Act"). This designation is being sought in order to assist market participants who are eligible for the safe harbor provided by Rule 904 of Regulation S in satisfying the requirements specified in that rule when reselling securities "in, on or through the facilities of" CASE.

Resale Safe Harbor

The Rule 904 safe harbor applies to offers or sales of [*3] securities effected by any person other than the issuer, a distributor (as defined in Rule 902(d)), an affiliate of an issuer or distributor (except any officer or director who is an affiliate solely by virtue of holding such position) or any person acting on behalf of any of the foregoing persons. An offer or sale of securities that satisfies the conditions of Rule 904 is deemed to occur

٤ (أ) شارع الشريفين، الرمز البريدي : ١١٥١٣ ، ص.ب ٣٥٨ محمد فريد - القاهرة - ج.م.ع تليفون : ٣٩٥٩٢٠٠ - ٣٩٢٨٥٢٦ (٢٠٢) فاكس : ٣٩٢٤٢١٤
4 A El Sherifein St., Postal Code 11513, P.O.Box 358 Mohamed Farid - Cairo, Egypt Tel. : (202) 3959200 - 3928526 Fax :3924214
Website: www.egyptse.com

outside the United States and, therefore, is deemed not to be subject to the registration requirements of the Securities Act.

Among the conditions of Rule 904 is the requirement that the offer or sale must be made in an "offshore transaction." Rule 902 (h) (1) provides, in relevant part, that an offer or sale is made in an offshore transaction if the offer is not made to a person in the United States and (providing there has been no prearrangement in the United States) the transaction is executed in, on or through the facilities of a "designated offshore securities market" includes the 28 non-U.S. securities exchanges and markets listed in Rule 902 (b) (1) and also any other non-U.S. securities exchange or market designated by the Commission based upon its consideration of, among other things, the attributes specified in Rule 902 (b) (2).

Because the CASE has each of the following attributes specified in Rule 902 (b) (2), and based upon other factors set forth below, [*4], we respectfully submit that the designation of the CASE as a designated offshore securities market is appropriate.

Capital Market Authority (CMA)

The Capital Market Authority (CMA) i.e. the Market Regulator, is a similar entity, like the Securities and Exchange Commission in the US. The CMA was established in 1980 according to the Presidential Decree No. 520/1979, with a mandate, that covers four areas: market surveillance, market development, market regulation and providing market information. The CMA governs secondary market trading of securities based on the Capital Market Law 95/1992, which is similar to the Securities Exchange Act of 1934 in the US. Capital Market Law 95/1992 prohibits insider trading and market manipulation. In particular, the CMA conducts market surveillance to ensure that transactions in securities are carried out on a sound basis and are not defected by any fraud, swindle, deception, exploitation, manipulation, insider trading or speculative practices. Trading rules governing the secondary securities market are promulgated by the CMA, pursuant to the Executive regulations of Capital Market Law 95/1992. If there are any changes proposed in the trading rules by CASE, they must first be submitted to the CMA for review and approval before implementation.

According to the Capital Market Law 95/1992, the CMA must approve the applications for the incorporation of the securities intermediation companies, that are engaged in one or more of the activities:

- Underwriting and promotion of securities.
- Establishing companies which issue securities, or sharing their capital increase.
- Venture capital.
- Clearance and settlement.

- Formation and management of portfolios, and formation of investment funds (mutual funds).
- Brokerage in securities.

The activities of the above companies shall not be carried out without the CMA licensing and Registration in the Registry, maintained by the CMA for this purpose.

The CMA is a member of the International Organization of Securities Commission (IOSCO). More detailed information and description of the Capital Market Law No. 95/1992, its Executive Regulations and the CMA functions are found at the CMA web site at http://www.cma.gov.eg

Cairo & Alexandria Stock Exchanges

Overview

The Alexandria Stock Exchange was officially established in 1888, followed by Cairo Stock Exchange in 1903. The two exchanges were active and separate entities in the 1940's and Alexandria Stock Exchange ranked fifth in the world during this period. Nevertheless, the central planning and socialist policies adopted in the mid 1950s, led to a drastic reduction in activity of both Exchanges, which remained dormant between 1961 and 1992.

Prior to the Presidential Decree No. 51/1997, Cairo and Alexandria Exchanges, had two Chairmen and two separate Exchange Committees that were responsible for running the affairs of the Exchange. The Chairmen of the Exchanges were appointed by the general assembly made up of brokerage offices and banks. Nevertheless, both exchanges were governed by the same rules and regulations related to listing, trading, etc.

On 6 March 1997, the Presidential Decree No. 51/1997, re-defined the legal structure of the Exchanges and accordingly the Cairo and Alexandria Stock Exchanges became one entity with two locations: Cairo and Alexandria.

Both locations were since then managed by one Chairman and the same Board of Directors. The Chairman is appointed by the government or the Prime Minister for a three years period that is renewable. Regarding, the composition of the board of directors, 60 percent of the board members are elected from market participants (brokerage firms, fund management companies, investment banks etc.) and the remaining 40 percent are appointed by the following entities: one from the Capital Market Authority, one from the Central Bank of Egypt and two from the Syndicate of banks. The Chairman has the authority to appoint expert and professional members but they are non-voting, currently there are four appointed non-voting members. Both exchanges are governed by the same listing, trading and brokerage rules. CASE is currently a public juristic person and there are no shares issued or owned by other entities as it is owned by the government like

Tokyo Stock Exchange, prior to its de-mutualization. Though, CASE is owned by the government, it is managed like a private company.

Starting 1994, Cairo and Alexandria Exchanges had an electronic trading system (developed locally) and were linked together. As of 14 May 2001, the Exchange started using efa software trading system. Thus, Cairo and Alexandria Exchanges are using the same trading system for trading securities. Orders, can be entered by brokers, from either location or from the offices of licensed brokers. Currently, there are 123 terminals on Cairo trading floor, 19 terminals on Alexandria trading floor and 65 terminals in brokers' offices. Following, orders are queued into the same database to be automatically matched by the trading system. Hence, Alexandria Exchange is considered a remote trading floor to the main floor in Cairo. Both Cairo and Alexandria Exchanges use the same software, databases and servers.

CASE is the only registered stock Exchange in Egypt and there are no other organized securities markets other than CASE. It should be however pointed out that the Capital Market Law 95/ 1992 mentions that, upon the proposal of the CMA, the Minister of Foreign Trade, may approve the establishment of stock exchanges, having private judicial status, and in which one or more types of securities may be listed and traded.

Main indicators of the Cairo & Alexandria Stock Exchanges for the most recent years were as follows:

	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Number of Listed Companies	654	870	1,033	1,076	1,110	1,151
Market Capitalization (in US $ bn)	20.9	24.2	33.1	29.1	24.4	26.4
Trading Volume (in mn)	286.7	440.3	841.1	1029.3	1183.8	707
Turnover (in US $ bn)	6.0	5.5	9.7	11.0	5.4	5.6
Average Trading Volume (in mn)	1.15	1.80	3.38	4.15	4.81	2.84
Capital Raised through Issuance of Shares (in US$ bn)	5.4	9.8	14.2	4.10	3.1	2.3
Exchange Rate (year end)	3.38	3.39	3.39	4.15	4.6	4.62

The above figures exclude trading of unlisted securities.

Over the Counter Market

The Over the Counter (OTC) market in Egypt is the venue for trading unlisted securities. It was mainly the market for pre-arranged deals that took place off the Exchange between buyers and sellers traded of unlisted securities. However, according to the Capital Market Law 95/1992 for these trades to be legal and binding, they had to be conducted by authorized brokerage firms. Furthermore, according to the Capital Market Law, brokerage firms must report to CASE their OTC trades after their execution.

On 7 July 2002, and after the approval of the CMA, CASE re-organized the OTC market.

According to the new regulations, the OTC market is divided into two main tiers, namely, Orders Market and Deals Market.

The Orders Market was set for the companies that the Exchange approves trading on according to their liquidity, which includes now two de-listed companies that were actively traded on CASE but de-listed due to their non-compliance with the Exchange listing rules. The efa trading system is used in this market for the execution of transactions, disseminating trades and quotation information. It is set on the same computer terminals that brokers use to trade listed securities.

The Deals Market is the market at which CASE, announces all information, related to the pre-arranged deals, after their execution. Pre-arranged trades between brokerage firms are reported to the Exchange where they are entered by Exchange employees on efa trading system and are later processed for statistical and monitoring purposes. It is expected that with more development in the market, brokerage firms will be allowed to enter orders for this market on the trading system directly, same as the Orders Market.

No listed security is allowed to trade on the OTC market.

Brokers trading on the OTC market, are responsible for maintaining an orderly market and ensuring that all executions or transactions comply with the Exchange's rules and regulations. Before executing trades on unlisted securities, brokerage firms must file certain documents with the Exchange including: the unlisted company Commercial Registry, its bylaws and statutes, Incorporation Contract, contract between buyer and seller including number of traded shares, price of trade and value traded etc.

Unlike listed companies that must abide by the listing rules of CASE, unlisted issuers have no such commitment. Thus, investors trading on the OTC Market are clearly informed that CASE is not responsible for the dissemination of market announcements with respect to these unlisted companies.

The OTC market operates daily from 10:00 a.m. till 11:30 a.m.

Though the listed securities market is using the same application of the trading system efa as the unlisted markets, they are two separate markets that are not linked and are using different databases and different servers.

Foreign investors are allowed to trade domestic securities in the Egyptian market, unless the bylaws of the company mention otherwise, which is found in few cases. Domestic investors are free to trade foreign securities.

There is no special approval needed for foreign investment; no inward or outward foreign exchange remittance restrictions that cause delays; no special classes of shares for foreign investors; no or minimal restrictions on the foreign ownership of Egyptian securities.

Foreigners are allowed to invest in any Egyptian industry or sector with no limits except for banking and insurance sectors. If any entity, local or foreign, wants to buy more than 10% of a bank or insurance company, it must get an approval from Central Bank of Egypt or Insurance Supervisory Authority. Foreigners do not pay either capital gain or dividend taxes. They can freely repatriate their dividend and capital gain income with no minimum stay in the country.

Operations

Trading on CASE takes place Sundays through Thursdays except on public national holidays, between 10:00 am and 15:30 pm for shares, government and corporate bonds and three close-ended mutual funds.

OTC two markets namely; Orders and Deals Market, operate from 10:00 am-11:30 am. The efa trading system is used for both markets. For Orders Market, it is set on the same terminals (computers) that the brokers use to enter the listed securities orders. For the Deals Market, Exchange employees implement brokers' orders on the system. The trading programs for OTC Market (Orders and Deals Markets) were developed internally by the IT Department of CASE.

Listed Securities Trading

The remaining trading session between 11:30 am-15:30 pm is for the trading of listed securities only. There is no pre-opening session and the opening prices of all companies traded are the yesterday closing price of each company. No order entry or matching occurs outside the trading session time i.e. 11:30 am-15:30 pm.

The trading system in the Cairo & Alexandria Stock Exchanges witnessed a gradual evolution from an open outcry system prior to 1992 to an automated order-driven system available at both Cairo & Alexandria Stock Exchanges.

The transition from the pre-1994 system to the present took place in two stages. In the first stage, the Capital Market Authority (CMA) i.e. the Market Regulator, developed an automated trading system, which was used till 14 May 2001.

Consequent to the growth in business volume, the Exchange procured, in its second phase of automation, a tried, proven and scalable system conforming to international standards and state-of-the-art technology. The signing of the contract with the Canadian Software Company, efa, in May 1998, provided the Exchange with a new trading, clearing and settlement system. The trading component only of the system was operational on 14 May 2001. It should be mentioned that efa software company was bought by the Australian Computershare Company on January 2003.

It should be pointed out that equities and bonds are treated differently in CASE trading system, since each instrument is traded on a separate Market.
There are currently five order driven markets set for trading securities which are: Liquid Market (including 50 most actively traded stocks which are chosen based on given trading criteria), Illiquid Market (lower liquidity stocks as well as three closed mutual funds), Certificates Market (for physical shares only), Bonds Market for trading government and corporate bonds and finally Tender Offers Market, which is a special market for a buyer wishing to buy a large stake in a listed company, for a pre-announced given price and during a set period, after getting the issuer gets an approval from the CMA.

Bonds are traded in a separate market with different trading rules as there are no limits for price or quantities for bonds traded as opposed to the floor, ceiling and volume traded per stock applied on stock securities in the other markets. Also the price entered for bonds orders is in terms of a percentage of the bond face value, not as an absolute value, as in the case of stocks. Dirty pricing method is currently used but the Exchange intends to implement clean pricing in the near future.

As for mutual funds they are traded like stocks either in the illiquid market/certificates market, with only one exception is that they do not have price limits.

As for stocks, the current practice is that the price of each stock is restricted to a five percent ceiling and floor from its previous closing price during the trading session, the 5 percent limit does not apply to certain active selected stocks as explained below. The Exchange removes the ceiling/floor only when corporate actions require an adjustment in the price.

On 21 July 2002 and after approval of the CMA, the Exchange implemented a new system that allowed the trading price ceiling limits to exceed 5% over the most active shares in CASE.

According to the new practice, the five percent ceiling on daily prices were removed for a set of selected active stocks (currently fourteen). This set of stocks comprises fourteen out of the most actively traded stocks on CASE that were chosen based on meeting some criteria decided by CASE and approved by the CMA encompassing (minimum trading days per year should be 220, stocks must be dematerialized, average number of transactions per stock must be 20 trades, minimum market capitalization should amount to LE 200 million, minimum free float should be 15 percent of the total listed shares).

To ensure market fairness, transparency and investors' protection, the new practice stipulated that an automatic alert is given at the trading floor when the weighted average price exceeds 5% of the opening price of any security, in addition to that the halt of trading on any of the fourteen stocks, for a period of forty five minutes or till the end of the trading session, if its prevailing weighted average price exceeded 10 percent or 20 percent respectively; when compared to its opening price.

When trading is halted, brokers should inform their clients about the temporary suspension, its reasons, duration and should take the necessary actions in order to fulfill their clients' requests. Brokers are allowed to cancel, any of their clients' orders, when trading is halted. The fourteen stocks that have their price limits exceeding 5% are cleared and settled after two days i.e. at T+2, whereas the remaining traded stocks, bonds and funds are cleared and settled after three days at T+3.

It should be pointed out that the closing price of traded shares is determined by calculating a price-weighted average of the traded shares for the session and is deemed to be the closing price if, during the session, there was at least one transaction of 100 shares.

Transactions of less than 100 shares do not affect the closing price of the underlying security. In other words, the closing price of each company is the weighted average price which is equal to the Total Value Traded of the share of a company divided by the Total Volume Traded of the same company, provided that the security trades at least 100 shares in the daily trading session. In case the security trades less than a 100 shares, yesterday's close price is considered today's close price.

Regarding how securities transactions are processed via the trading system of CASE, it should be pointed out that the trading system is order driven and brokers enter their buy or sell orders via the system and orders are then are automatically matched.

The factors used to determine the queuing and matching priority of orders are as follows:

- Price, the order with the best price has the highest queue priority.
- Cross, the lowest priority is given for matching an order of the same buyer and seller broker.
- Time, at a single price level, time of entry of an order governs its priority on a First in First Out (FIFO) basis.
- Special Term, orders with the least trading restrictions will be given priority over orders with greater restrictions. Restrictions mean fill terms.

- Order Prices
  - Limit Orders, a specific price must be entered on the order.
  - Market Orders, is an order which does not have a specified price when it is posted, but assumes the best price on the opposing market if exists, if there is no opposing market then it assume the best price of the same side if neither

exist the order is rejected.

- Cross Trades:
  - Intentional Cross trade is where the same member enters both the buy and sell order with the same order number, in which case a trade automatically occurs. This type of cross trading is currently not allowed in CASE trading rules.
  - Unintentional Cross trade where the member enters separate buy and sell orders and they are matched with the rest of the market according to CASE matching priority described above. The Unintentional cross is allowed in the trading rules, provided it is given the least priority in the market.

- Pre-arranged Trades: These types of trades are only allowed if they are approved through CASE Pricing Committee, under very strict regulations, which then, issues an official statement to the market and the trade is entered through the Exchange staff employees. In case an approval is not attained the members have to enter their orders on the trading system with the rest of the market to be matched according to the matching priorities.

- Time in Force Restrictions for orders: A member may choose from a range of time terms available where by his order will be active, these terms are:
  - Day (order will expire today if not filled).
  - Good to Date (order will be valid till a certain date specified by the member).
  - Good for week (order will be valid till end of the current week).
  - Good for month (order will be valid till end of the current month).
  - Fill or Kill (order will be either filled on entry or will be cancelled if there is no match).
  - Open (order will not expire until cancelled by trader).

- Special Fill Terms for orders: A special fill order is an order, which specifies an amount of volume which must be traded, these orders are placed in a special terms book and are given lower priority from the regular book at the same price level. Types of special fill orders are:
  - All or None: the total volume of the order must be traded in entirety or not at all.
  - Minimum Fill: The minimum fill volume of shares must be filled before the total remaining volume of the order is queued in the regular book.
  - Whole or None: the volume of the order should be filled in one trade.

Of interest to institutional investors, the trading system allows floor brokers to input an entire order but only show a portion of it to the rest of the market if they so desire. Floor brokers are able to fulfill any special instructions specified by clients such as minimum executions etc. As a result crossing and pre-arranged trades function smoothly than before.

The accountability of CASE to market users is guaranteed. Furthermore, transaction audit trails are available to investors and regulators; the information provided to the CMA includes non-public information.

All transactions undertaken on CASE are logged and kept in the central database. Every order/transaction that happens on the system is indexed and archived for a complete audit trail. Market Control, Surveillance officers and CMA monitor the market on real time basis, and are equipped to perform off-line surveillance where all transactions are logged in a data warehouse for future study.

CASE has in place a well balanced transparency require by publicly disclosing transaction data; its existing and also new trading rules (will be implemented with the inauguration of the new trading system in few months) ensures fairness and protects investors such as "best execution" rules, regulatory trading halts, etc. and enhances transparency with respect to the capacity in which the intermediaries operate.

Brokers have access to trading information on line. Furthermore CASE announces all available information such as material events, financial results, dividends and earnings calendar, management trading of listed companies on its web site, trading floor, trading system, widely read newspapers.

In particular, **insider trading rules** of CASE necessitate that the management of an issuer should disclose their trading (buying or selling) of the company's securities, prior to trading by at least 24 hours, to the Disclosure Department at CASE. The Disclosure Department then publishes this information on CASE web site as well as on terminals of the traders at the trading floor. Furthermore, the rules necessitate that the directors of an issuer are completely prohibited from trading, in case of knowing financial information and material events that are not available to the public and that the issuer should have in place internal regulations that prohibit insider trading. Moreover, the directors of an issuer are prohibited from trading, in case they have access to financial information and material events, that are not yet released to the public, for a period of fifteen days before the press releases and three days, after the dates of release.

If the Surveillance Department at CASE notes a case for insider trading during the trading session, it cancels the transactions and then it refers its findings to the Legal Department at CASE for further investigations. After the Legal Department at CASE finalizes its investigations and finds the wrongdoers either insiders at the company or brokerage firms involved in the violation of the rules, the legal department refers the details of the case to the CMA for action.

Since CASE does not have the authority to check on the brokerage firms premises or internal books, which is the authority of the CMA, it sends the case to the CMA in order to take an action against the violating entity. The CMA can take several actions against the violating company either suspend the company from trading, cancel its license, send the violators (management of brokerage firm or management of the issuer) to the District

Attorney Office to further impose civil or/and criminal charges on them dependent on the offence.

In particular Article 64 of law 95/1992 states that "Without prejudice to any severer penalty stipulated in any other law; imprisonment for a term not less than two years, and a fine of not less than Twenty Thousand Pounds (LE 20,000), and not exceeding Fifty Thousand Pounds (LE 50,000), or either penalty, shall be inflicted on any person who divulges a secret, which is in his possession by virtue of his duties, or has benefited, himself, his spouse and his children, from insider information of his work, or who used material misstatement, or omitted any material information in reports, submitted by him, to the extent that it affects the results contained in such reports".

Market data dissemination is a very important component of the trading solution. At CASE, there is in place a rich, real-time, TCP/IP based broadcast ticker, which ensures instant access of all public information to market data providers. This ticker includes best market, trades, indices, bulletins and announcements, as well as market statistics. Redundant operations and retransmission ensures uninterrupted access to real time data.

CASE data dissemination is handled by the Exchange's information arm company i.e. Egypt for Information Dissemination Company (EGID), which is wholly owned by the Exchange. There are two available methods for acquiring data which subscribers can select. The two methods comprise:

- Ticker: This is an online messaging system that sends detailed information of trading to information providers (Reuters, Bloomberg, Telerate and others). The data sent contains best market bid and ask prices/quantity, last trade price and quantity, company data and statistics (Company ISIN code, Company Name, today corporate actions, price limits, open price, close price, last trade price, traded volume, number of trades, value traded), market announcements and CASE 30 Index value.
- Data Feed: Online database that contains similar information to the ticker but in an Oracle database, subscribers to this service are other clients including MIST, Arab Finance and Stock Net Misr.

For both types of feed, no information concerning the clients or brokerage firms for the orders/trades are sent out.

At CASE, the processing, queuing, and display of prices and quotations within the market are equitable to all classes of participants. Data recipients are categorized into the following types:

- Brokerage firms: all brokers have the same trading system and the same information is available for them
- Information providers: both the ticker and database feeds are similar in their content.

The Exchange data dissemination methodology is equitable across every category:

- General: trading data is published on the Exchange Web Site with a 20 minutes prices delay.
- CMA: All trading data is available for the CMA on line to perform their regulatory role.
- Misr Clearing and Settlement Company: All the trades and market statistics data is transferred, after the trading session closes, to the clearing company for clearing and settlement.

The trading activity is checked constantly by audit trails on a real-time basis. Investors have access to public data and can easily verify that their orders were executed at a fair price.

CASE has a Research & Markets Development that publishes various publications including Daily Bulletin, Monthly Bulletin, Factbook, Annual Report, Statistical Highlights, Stock Guide. These reports include detailed and comprehensive information about listed companies, corporate actions, trading indicators, GDR trading, market capitalization, privatization offerings via the stock market, market indicators, Egypt versus other emerging markets tracked by IFC/Standard & Poor's in terms of dividend yield and P/E ratios etc. In addition, it publishes educational brochures including bond basics, mutual funds basics, brokers basics, relationship between the economy and the stock market, Enron: the fall from grace/the world's biggest fraud, importance of corporate governance etc.

Furthermore, the web site of CASE at (www. egyptse.com) includes prices and volumes of the traded companies, with a twenty minutes delay. It also has various trading reports, CASE 30 Index, listed companies news, corporate actions and announcements, brokerage firms, listing rules, clearing and settlement cycle, FAQ, glossary etc.

The web site is currently overhauled and the Exchange will be launching a new version after six months. The objective of having a new web site in terms of content and look is to have a simple, user friendly, attractive and informative website that can be used as a marketing tool for CASE image, news, products, data etc.

The market allows for cross-border trading, though, not in practice yet.

CASE has already in place systems that are of sufficient capacity to ensure the operation of an orderly market and to handle its business activities. Calamity scenarios and contingency plans are in place as well as back-up procedures that are tested on a regular basis.

Starting June 1997, CASE has undertaken an ambitious plan to modernize the complete technology infrastructure. This plan encompasses hardware platform and a new trading software, network and communications infrastructure internal application systems, and the establishment of industry best practice and standard in terms of protocols and rules adopted by the international financial industry information technology worldwide.

The new hardware solution in place, ensures a scalable open high capacity server capable of handling up to 60,000 trades a day, expandable to 100,000 transactions. A "Shadow" server acts as a hot backup in case of failure of the main server. History is archived on a third server with a terrabyte storage capacity, expandable. Transition processing is memory geared for best performance.

Trading terminals traffic is well balanced among several "hubs" or communication servers to ensure equal order turnaround time for all terminals whether on LAN or wide area private network. A minimum of 64 kbps leased line is requested for any terminal to be part of the wide area private network.

The communication infrastructure is redundant, with local balancing and intelligent traffic routing. A complete security solution has also been implemented with firewalls, intrusion detection and alerts, and other measures.

Back-up procedures are maintained on a daily, weekly and a monthly basis with disaster recovery testing every week to ensure backups validity, An advanced TSM solution ensures executing the back-up plan timely and efficiently.

Listing Criteria on CASE

The general requirements covering the listing rules of CASE require:

- Shares, bonds and funds must be placed at the Central Depository.
- The company bylaws should have no restrictions on trading.
- The company must provide quarterly financial statements to CASE of its activities and financial results including an audit report from its auditor.
- The company should list any unlisted issues within a three months period from the closing of their public offering date.
- The company should assign a senior level employee "Investor Relations Officer" to act as its contact person with the Exchange. The main responsibility of the Investor Relations Officer is to answer any queries by the Exchange and market participants with regard to any information pertaining to the performance of the company.
- To qualify for the official schedule (Main List), the company must offer 30% of its ownership to the public and must have 150 shareholders, which is relaxed if the company is listed on the Unofficial Schedule (Parallel List).

The current listing rules have been amended and updated by CASE and were under public review as well as the CMA review and approval. The new listing rules were approved by the Board of Directors of the CMA on 20 June 2002. The new rules were effective starting 1 August 2002, however listed companies, are given a one year transitional period to comply with the new rules and re-list on the new schedules i.e. 1 August 2003.

Based on the new rules, CASE listing requirements has become more strict for main market with the following minimum requirements:

- Financial Statements for at least three years of operation.
- Minimum paid in capital LE 20 million.
- Minimum number of shares LE 2 million.
- The company total shareholders equity should exceed the total paid in capital.

Regarding disclosure rules, CASE management aims at achieving fair disclosure in two ways:

- Established a new Disclosure Department in 1999 to emphasize the importance of disclosure to all market participants i.e. issuers, brokers and investors.
- Proposed new disclosure rules that were included in the new listing rules.

Disclosure requirements according to the Capital Market Law require issuers to have:

- Annual and Quarterly financial statements.
- Board of Directors Report.
- Material Events.
- Disclosure to investors of the nature, risk and investment potential inherent in the traded financial product is available in the new listing rules.

New Disclosure requirements included in the listing rules emphasize the presence of:

- Good Corporate Governance practices;
- Availability of the resumes of Board of Directors and senior management;
- Organizational structure of the listed company;
- Detailed shareholders' structure exceeding 5%;
- Material contracts;
- Penalize non-compliant issuers;

Key listing requirements for the four schedules (markets) as of August 2002:

Listing Criteria	*Official Schedule (1)*	*Official Schedule (2)*	*Unofficial Schedule (1)*	*Unofficial Schedule (2)*
Minimum shareholdering or ownership for public offerings and/or private placements	30%	—	10%	—
Minimum number of shareholders	150	—	50	—
Minimum years of operation	3	3	2	1
Minimum issued and paid-up capital	LE 20 million	LE 20 million	LE 10 million	LE 5 million
Minimum net profit before taxes as a percent of issued capital	5%	5%	5%	1%
Shareholders' equity must not be less than total issued and paid-up capital	Required	Required	Required	Required
Minimum number of issued shares	2 million	2 million	1 million	0.5 million
No. of listed companies (End of December 2002)	119	42	729	261

Companies can move from schedules if they meet the requirements of another schedule. For example if a company's increases its free float from 10% to 35% and its number of shareholders also increased to exceed 150 shareholders plus fulfilling Official (1) Schedule financial criteria, it will be eligible to move from Schedule Unofficial (1) to Schedule Official (1) and vice versa. If a company fails to comply with the minimum standards set by any of the four schedules, it gets de-listed

It should be pointed out that the new listing rules could not change the words "Official and Unofficial Schedules" because they were stated in the Capital Market Law 95/1992. Any changes in the law would require that the law is presented to the People's Assembly or Parliament for approval, which is a long process. Since the terms official and unofficial might be confusing to investors and issuers because the word unofficial means companies that are not followed by CASE or listed on a parallel market or unlisted securities, which is not true here, but rather it means companies listed on CASE but adopt less strict rules than the main market. The listing committee at CASE will propose a more meaningful definition of the four schedules. This definition is expected to be implemented on August 2003. The proposed listing schedules of CASE will be defined as follows:

- Official (1) = Companies with a free float 30% or more.
- Official (2) = Public Sector Companies that are listed but not traded.
- Unofficial (1) = Companies with a free float 10% or more.
- Unofficial (2) =Private Closed Companies with a free float less than 10%.

The listing process

- The applicant company, requesting listing of its securities (shares or bonds or mutual funds), on any of the four Schedules (Markets) of the Exchange (CASE), must obtain a list of the papers that must be included in its Listing Particulars or Listing Document (such as Company bylaws and statutes, its latest Commercial Registry, approval from CMA to issue shares, audited financial statements dependent on the Schedule it wants to list on, composition of board members, organizational structure, main executives and their resumes, a form signed by board members stating that they will inform the Exchange of their transactions, most important contracts with sister companies, related party transactions, latest shareholders structure showing free floated shares etc.) from the Listing Department. These items are specified in the "Listing Procedures and Checklist", prepared by the Listing Department at CASE.

- The Listing Procedures and Checklist must be bought by the applicant company, from the Finance Department at CASE, for a certain fees.

- Based on the Listing Procedures and Checklist, the applicant company prepares and presents two copies containing all required documents to the Listing Department, at both Cairo and Alexandria premises.

- The Listing Department then revises these documents and prepares a report how the company's status compares to the Exchange's listing rules.

- The Listing Department presents its findings in a summarized form to the Listing Committee, which is convened every Wednesday, at the Cairo Stock Exchange premises.

- Applicant companies that want to be listed or listed companies that want to increase their capital, must pay all listing administrative fees, before their Listing Particulars are presented to the Listing Committee.

- The listing application is published for ten days in the CASE web site and daily bulletins, during which public comments concerning the applicant company are sent to the Listing Committee at CASE.

- Payment should made on Mondays and Tuesdays or before the convening of the Listing Committee on Wednesday. The fees paid by the applicant company are considered a down payment for studying the application of the applicant. The fees, will not be reimbursed, even if the request for listing is refused or postponed.

- The Listing Committee's main role is to decide whether the applicant company that request listing, meets the Exchange's listing rules. After due diligence analysis of the applicant company, the Listing Committee takes a decision concerning its listing. The decision could be one of three things: approve listing, refuse listing or postpone listing till the applicant company completes some missing information or documents.

- Securities are considered listed on the Exchange's schedules (markets), the following business day after the Listing Committee's convenes and accepts the Listing.

- Afterwards, the company's securities are eligible to be traded on Cairo and Alexandria Stock Exchanges.

- The listing decision is published the following business day after acceptance of listing in the daily bulletin issued by the Exchange. It is also published electronically on CASE website and in monthly publications.

- On the following business day, after the Listing Committee approves the listing, the Listing Department at CASE sends a formal letter to the applicant company stating that the company is listed on a given schedule (market). The letter details the number of securities listed, the par value and the schedule type.

The listing procedures, time schedule for the processing of the dossier, costs for the company, minimum size of capitalization, and other requirements are already compiled in one rulebook, which is currently publicly available to issuers, for a nominal fee.

Summary of listing rules of CASE

Listing and de-listing decisions is the sole responsibility of the Listing Committee at CASE, which is formed according to the Exchange's Board of Directors. The Listing Committee is chaired by the Chairman of CASE and its members are selected from the following:

- One member appointed by CMA.
- Two employees from CASE chosen by the board of Directors of CASE.
- One member from the 10 most active listed & traded companies on CASE.

- One member from the securities firms operating under Capital Market Law 95 for Year 1992.
- One member from the Egyptian Society of Accountants and Auditors.

Disclosure rules

Disclosure rules are mandatory for all listed companies on all CASE schedules, unless otherwise explicitly stated.

The issuer of listed securities should refrain from engaging in promotional activities, which might affect investors negatively and prevent them from taking well-informed investment decisions. Such acts includes inappropriately worded news releases, public announcements that are not justified by actual or factual business, exaggerated reports or predictions, flamboyant and other forms of overstated or over-zealous disclosure activities, which could mislead investors and cause unfavorable and unusual price movements in the issuers' securities prices.

The issuer of listed securities should refrain from disclosing any given information, specifically designated to financial analysts, financial institutions or other parties, before disclosing the information to the market as a whole. (Ensure fair disclosure to all entities at the same time).

The issuer must appoint a senior employee as an **"Investor Relations Officer"**, whose main responsibility is to provide information and answer queries of the Exchange, respond to queries from shareholders and institutional investors. The Investor Relations Officer must prepare and provide press releases to the market, as requested by the Exchange.

Regarding Organization and Corporate Governance:

Issuers of listed securities should notify CASE in detail with the following:

- The board of directors of the issuer, its key officers including their work experience, background qualifications, training, expertise etc.
- Business contracts between the company and its directors, management or shareholders.
- Business contracts with related parties.
- Organizational structure of the issuer (it must be shown if the company is a holding company or a subsidiary).
- Detailed percent of shareholders structure (detailed type of ownership) in both the holding company and subsidiaries, that exceeds 5%.
- All transactions between the issuer and any of its shareholders or any of the shareholders in its subsidiaries.
- The existence of an audit committee, the names of its members and the description of duties.

- The internal procedures and regulations undertaken by the issuer, which do not permit a director or another insider, from purchasing or selling securities of the company, based on insider information.

Regarding Financial Statements and Reporting

- Send a copy of the annual financial statements, immediately after the issuance of the Auditor's Report to the Exchange, within a maximum of three months after the end of the fiscal year.

- Publish a "Board Report" that provides an overview about the company activities during the year.

- Quarterly financial statements, accompanied by a review report, should be provided to the Exchange, within a maximum of forty five days after their issuance.

- The financial statements of the issuer must be prepared, in accordance with the Egyptian Generally Accepted Accounting Principles (EGAAP). The EGAAP follow the International Accounting Standards, with few exceptions.

- Issuers whose securities are listed on the official schedule (1), (2) and unofficial schedule (1) must publish their financial statements, together with their footnotes and the Auditor's report, in two daily mornings and widely circulated newspapers, one of which, must be in Arabic.

- Issuers whose securities are listed on unofficial schedule (2) must publish the annual financial statements, together with the footnotes and the Auditor's report, as soon as being approved by the General assembly, in the Disclosure Bulletin published by the Exchange.

Regarding Material Events

- If a material or significant event (change) occurs, the issuer must immediately notify the Exchange. Material events include: a new issue of bonds, material changes in shareholders' structure, purchase of treasury securities, a change in financial leverage, material changes in investment policies etc.

- Directors and senior managers of the company must inform the Exchange of their trading on the company's shares, before their execution.

Regarding Dividends

- The issuer must publish the decisions of the General Assembly Meeting concerning the declaration of cash or stock dividends in two daily mornings, widely spread newspapers, one of which, should be in Arabic.

- The listed company must start the legal procedures concerning the increase of capital by issuing stock dividends, once the general assembly decision is taken.

- The issuer must inform the Exchange of the payment date (cash or stock dividends) fifteen days prior to such date, together with the announcement in two daily morning, widely, spread newspapers.

Securities are de-listed from CASE:

- If the Exchange discovers that the listing was based according to wrong information.

- If the company does not comply to the listing rules, a month from being informed by the Exchange.

- If the financial statements of the company for two successive years, after listing, does not comply to the financial standards set in the listing rules.

- Foreign securities are automatically de-listed if they were de-listed from the home markets, and if they fail to meet the obligations stated in the listing rules. Foreign securities are de-listed three months after being informed by CASE.

Cross listing and trading:

Currently there is only one foreign Bahrain Company listed on CASE as well as Bahrain. There is coordination between both markets so that there is synchronized disclosure of information; at the same time. Furthermore there are ten listed companies/issuers on CASE that have listings in the form of Global Depository Receipts on London Stock Exchange. Issuers publish the same information at the same time to GDR holders via their local custodian banks.

Foreign issuing companies are subject to the same rules as the domestic ones. Foreign issuers have identical rights - and obligations - as local players, provided that their business attitude and financial soundness are comparable to the local firms.

Request for Designation as a Designated Offshore Securities Market

Rule 902 (b) (2) identifies seven attributes that will be considered [*10] by the Commission in determining whether to designate a non-U.S. securities market as a designated offshore securities market. In adopting Regulation S, the Commission stated that Rule 902 (b) (2) lists non-exclusive atrributes that will be considered in making such designations, and that such designations will be made on a case-by-case basis through the interpretive letter process, based upon consideration of all the facts pertaining to a particular market. See SEC Release No. 33-6863 (April 24, 1990).

As indicated below, the CASE has each of the attributes listed in Rule 902 (b) (2):

A. Organiztion Under Foreign Law

CASE has the legal status of a recognized securities market in Egypt. A national securities law Capital Market Law 95/1992 covers CASE, its powers and obligations. The Capital Market Law has been reviewed and updated by the Ministry of Foreign Trade, with the purpose of arriving at a new law, which is responsive to prevalent requirements. The proposed new law was circulated to CASE, market participants as well as the public for their comments. The new law incorporates various changes so that the capital market in Egypt becomes more competitive in the globalization era. According to the new law, CASE will become a Self-Regulatory Organization (SRO) that is governed by its own rules and regulations, including but not limited to listing, membership, trading etc. There has been delays in presenting the new proposed law in front of Parliament due to emergence of other crucial laws that took more prominence specially after 11th of September events i.e. "Money Laundering Law", that was approved by Parliament end of May 2002.

The Presidential Decree 51/1997 has properly drafted statutes, covering CASE governance, the composition of its Board of Directors, indications for constituents from which board members are appointed and elected, its mission and its rules and regulations. CASE is currently a public juristic person and there are no shares issued or owned by other entities as it is owned by the government like Tokyo Stock Exchange prior to its de-mutualization. Though, CASE is owned by the government, it is managed like a private company. The ownership structure of CASE is likely to change in the future due to the recent developments taking place in the structures of stock exchanges worldwide. It is expected that CASE will be privatized after few years. The Exchange is currently studying the various models and will be proposing the suitable model to the Regulator in the future. The Exchange considers the success in implementing its listing rules and later membership rules as a first and important step to be an effective SRO, which would enable it to propose more bold initiatives for the Regulator and Minister of Foreign Trade.

B. Association with a Generally Recognized Community of Brokers, Dealers, Banks or Other Professional Intermediaries with an Established Operating History

Currently under Capital Market Law 95/1992, brokerage firms must have a minimum capital of LE 1.5 million and traders of brokerage firms must pass a written and oral examination organized by the Capital Market Authority. Traders take a six months course organized by the Brokerage Association (Egyptian Capital Markets Association) in collaboration with the Capital Market Authority prior to taking the exam. The Managing Directors and CEOs of brokerage firms must have seven years of experience in a related business prior to being licensed as a brokerage firm.

Founded in 1996, the Egyptian Capital Market Association is Egypt's first non-government, not-for-profit professional organization in the securities industry. It is dedicated primarily to providing a forum for all capital market participants in their efforts to set high professional standards for the industry, adhere to the ethical conduct of business and the rules of fair practice and uphold the integrity of the marketplace.

ECMA brings together the shared interests of more than 250 members determined to accomplish these common goals. Its membership body comprises: stockbrokers, mutual fund managers, portfolio managers, underwriting experts, venture capital specialists, investment banking consultants, financial advisers, bankers, accountants, legal counselors, financial media providers and investors. Through them, ECMA ensures at all times compliance with, and adherence to Capital Market Law No. 95/1992 governing securities markets in Egypt. The success of its mission is further enhanced by the fact that ECMA does not promote any specific investments or companies, but only recognizes professional excellence, procedures, and guidelines.

More information about ECMA and its code of ethics, bylaws and mission could be found at its web site which is www.ecma.org.eg

There are no market makers or specialists existent in the Egyptian market yet. Brokerage firms act as agents on behalf of their clients and they are not allowed to trade for themselves. Thus, the orders placed by brokerage firms are in the name of their clients/customers. Brokerage firms must obtain a license and be registered with the Capital Market Authority, after undertaking an examination, before they can be admitted to trading on CASE. Currently there are 146 brokerage firms licensed by the CMA and trade on CASE. The number of registered individuals within those firms are 692.

Furthermore there are twenty-two local funds (19 open-end funds and 3 closed-end funds traded on CASE) are currently operating in Egypt. Thirty-one portfolio management firms, 29 underwriters (which are investment banks that agree to underwrite an issue, whether an Initial Public Offering or a Private Placement, through buying shares of a company and then selling it to the market for a fee), 11 venture-capital firms, 51 firms whose principal activity is taking equity participation in new companies/investments and six rating companies are currently operating in Egypt.

CASE prepared a new set of membership rules that are currently being reviewed by its board of directors. The rules were sent to the CMA last December 2002 for review and approval. The new draft membership rules are more comprehensive than the current ones and address the following: membership application form, various functions of members, qualifications and experiences of members, members must have a Chief Compliance Officer, minimum capital rule, maintaining books and records, member fair dealings with customers, member obligations and code of ethical conduct, members communication with the public and disciplinary procedures.

CASE new membership rules will incorporate the points mentioned below:

- terms and conditions for equal access to the market, including those to do with financial integrity and business ethics ;
- the professionalism of intermediaries and their employees ;
- minimum capital requirements and solvency of intermediaries;
- compliance instruments that safeguard the standing and credit worthiness of intermediaries ;
- enforcement and disciplinary procedures, including the sanctions to be applied; and,
- management of conflicts of interest among and within market users.

Summary of CASE new membership rules:

Membership Agreement between Exchange & its Members

This draft rules provide that Membership will be based upon a contractual agreement between CASE and the member-applicant.

Articles in this section describe the types of members that will be admitted to join the Exchange, (consisting of three types i.e. Active, Adherent, Remote members).

A membership Committee will be appointed to review applications, conflicts that may rise between members etc. This committee will meet at least once a month or according to the Chairman's invitation.

Membership fees vary according to the members category and functions carried out.

CASE has the authority to inspect members and verify if there are any violations.

Furthermore, CASE's Board of Directors shall appoint certain employees who will have authority to inspect members' employees to make sure of compliance.

Members: Categories & Functions

Members will be divided into four categories, which will be according to the member's capital adequacy; systems installed; financial standards applied; licenses obtained and employees' experience and qualifications.

New functions will be set for, later on such as; primary dealers and market makers...etc.

New capital requirements are also set for each category. The member to perform its functions, must maintain at all times a minimum of the paid up capital and a minimum of its net capital. For the first category, the member has to maintain LE 10 million for his paid up capital and LE 750,000 for its minimum net capital. The fourth category has to maintain LE 250,000 as a minimum for its paid up capital and has no minimum for its net capital.

Activities of Members

It explains in more detail the various functions which can be undertaken by members.

Margin Trading is detailed in eight articles which set out the requirements that members should abide to, to carry out such function, the eligible securities, type of securities that could be used as collateral. Members carrying out Margin Trading should at all times maintain a net capital not less than 15% of the total of its liabilities and a minimum of LE 750,000. The Member must report to the Market Control & Surveillance Department at CASE on a daily, quarter and annual basis, on forms prepared by CASE for that purpose. Therefore, CASE should monitor the adherence of members to the net capital rule.

If the net capital falls under a certain limit or exceeds the member's liabilities, the member has the obligation to notify the Market Control & Surveillance Department, giving the reasons thereof, on the same day through an electronic link. In which case, the member should cease any margin trading operation. The member shall also remedy such deficiency no later than one month in which case the CMA may withdraw its margin trading license.

Member is committed to provide to CASE, on a daily basis, all the data required on margin trading (i.e. cash available for margin trading, rate of the total amounts due to the total market value of the collaterals…etc).

Members' Rights & Obligations

Once admitted to membership, members must report to CASE in writing, adverse development. Members may not issue new shares or cease any function or carry out new ones, unless with CASE's prior approval. Financial statements are to be audited annually by an "independent certified and licensed accounting firm" within 7 days from the date of delivery to the member.

Also, the draft of these rules provide that "all brokers and employees of members who deal directly with securities customers and the supervisors of such persons" must be registered with CASE. These persons may be required to pass an examination and pay registration fees.

Other related articles provide for the prohibitions on customer guarantees against losses in securities, fair dealing with customers such as not using customer funds or securities without authorization, giving misleading information and any activity which would harm customers, risk management, handling customer complaints & suggestions, basic disclosure of information to customers, requirements for making recommendations to customers, the handling of discretionary accounts...etc.

Incrimination of Illegal Practices of Members

This section relates to "Investor Protection: which includes requirements for supervision of employees, internal controls, insider trading, price manipulation, front running etc. A new provision has been also inserted which concern the incrimination of money laundering practices or even practices assisting in money laundering.

Disciplinary Procedures and Contractual Penalties for Members

According to the contractual relationship between CASE and the member, it is therefore, possible to apply disciplinary and civil penalties. This final Chapter outlines the procedure to be followed in filing a complaint and the disciplinary actions taken by CASE. After following the required due process, the Exchange may assess penalties ranging from warning, fines, suspension and expulsion.

Also the process of Arbitration as a mean of dispute resolution, will be provided for, based upon the Arbitration contract entered into between CASE and the member.

It should be pointed out that the rules must first be approved by the CMA before they can be implemented by CASE.

Foreign brokerage firms

There are four foreign brokerage firms operating on the Egyptian market and there is no discrepancy between local and foreign firms in terms of access to the market. The foreign brokerage firms are Fleming, HSBC, Morgan Stanley and Global. Those firms are established as joint stock Egyptian companies that are governed by Company Law 159/1981.

C. Oversight by a Governmental or Self-Regulatory Body:

Under the current regime of financial regulations, three different supervisory bodies, namely; the Central Bank of Egypt, the CMA and the Ministry of Planning supervise banks, (stock exchanges and securities companies) and insurance companies respectively, took on separate roles and responsibilities.

The banking sector is supervised by the Central Bank of Egypt (CBE), which is totally independent and has separate set of responsibilities. Regulatory coordination between the Central Bank of Egypt and the CMA is fostered since the CBE has an appointed member on the Board of CASE. Likewise the CMA appoints a member on the board of CASE.

CASE aims to be a Self Regulatory Organization under the New Capital Market Law.

Nevertheless, it is expected, that when the new membership rules are implemented, CASE will have the authority to adopt rules governing the conduct of its members and to enforce those rules by bringing disciplinary proceedings, pending approval from the CMA.

CASE has an on line surveillance infrastructure for the supervision of the trading function. CASE surveillance aims at promoting fairness and transparency amongst all market participants through monitoring trades as they occur, and ensuring brokers' discipline and commitment to the ethical and legal procedures of the Exchange.

A software designed for the Surveillance and Market Control Department at CASE, is in place, which monitors current trading, which allows the Surveillance officers to conduct adequate surveillance of the market for supervisory and enforcement purposes on a real time basis.

Violative trading practices that the on-line surveillance infrastructure helps in detecting include insider trading, price manipulation, self dealing, front running and transactions executed without compliance to the required legal procedures (or without pre-approval in some cases).

Furthermore, the current on-line surveillance system allows the surveillance staff of CASE to monitor trading activity for the purpose of identifying unusual trades or patterns of trading. Moreover, the surveillance system facilitates the functions of the surveillance staff of CASE with regard to investigations, prioritization of reviews and investigations and finding sources for the detection process.

In case of non-compliance by members, the Surveillance Department can halt/cancel trades, after having the approval from the Chairman of CASE.

The CMA has access to the trading system. In specific, the CMA has an online data feed from the Exchange trading system, the data feed contains all trading information secured on line by the trading system including:

- All Orders data: Order Number, Symbol Code, Market, Volume, Price, Broker, Client Account Number, Bookkeeper, Date, Time, Type (buy or sell), Special Terms
- All Trades data: Trade Number, Symbol Code, Market, Volume, Price, Buy Broker, Buy Client Account Number, Buy Bookkeeper, Sell Broker, Sell Client Account Number, sell Bookkeeper, Date, Time,
- Symbols Statistics: Symbol Code, Name, Open Price, Close Price, Last Trade Price, Best Bid Price, Best Bid Volume, Best Ask Price, Best Ask Volume
- Client Data: Client Account Number, Name, Nationality, Type, Status
- Market Announcements
- Corporate Actions
- Price limits
- Unlisted securities (OTC) or Orders Market trades data.

Since the CMA gets the data feed on line, it is able to inspect CASE surveillance on line and conducts checking on CASE during online trading. If there any problems associated with trading, it informs the Surveillance Department at CASE, in order to take corrective action.

Furthermore, the CMA also conducts off line surveillance after trading hours. The CMA has its own developed software that generate tailored reports for offline surveillance and monitoring. Accordingly, the CMA ensures that there is adequate oversight over the players in the market. Its enforcement of applicable regulations are transparent. The CMA responsibilities and powers are mainly concentrated during off trading hours but as mentioned earlier they also review the Exchange's on-line surveillance since they get a direct feed of trade information. The CMA surveillance on CASE ensures that the securities market complies with generally accepted investor protection standards, such as disclosure, transparency and efficiency.

As stated earlier, the CMA must approve all rules and regulations related to the securities market (same like the SEC does with NYSE) whereas it does not necessarily approve administrative and financial rules and regulations related to CASE operations once approved by two thirds of the Board of Directors of CASE.

Since the CMA inspects on line trading, in case the Exchange fails to implement any market regulations, the CMA can take immediate action by canceling the measures taken by CASE, in other words, overruling their actions. In case there is a major or serious criminal offense undertaken by the Exchange, the CMA has the authority to refer the violating person to the District Attorney Office. There are no monetary fines that can be imposed on CASE or members yet, since they were not mentioned in the earlier law.

CASE reports directly to the CMA when it becomes aware that reasonable grounds exist to suspect that a market user may have violated the jurisdiction's laws, or its internal rules and regulations. This is because CASE has no authority to inspect its members or brokerage firms and any action against violaters must be taken by the CMA.

Records made or received by the Exchange stemming from the operation of its trading system, relating to financial statements, and data regarding indications of market interest, quotations, orders, and trades in the system are preserved for the reasonable period of five years. These records can be furnished promptly upon request by the relevant regulator.

D. Oversight Standards set by an Existing Body of Law:

The Capital Market Law 95/1992 is the primary statutory basis for the regulation of the CASE. It contains the oversight standards over CASE. Additional significant legislation related to the Exchange is the Presidential Decree 51/1997 and the Depository Act 93/2000.

Capital Market Law 95/1992 regulates the capital market and provides the framework and regulation of the Cairo and Alexandria Stock Exchanges. It also regulates the incorporation and operations of securities intermediary companies. The law is divided into several sections encompassing issuance of securities, trading rules of the Stock Exchange, intermediation companies, the role and functions of the Capital Market Authority, settlement of disputes, penalties etc.

Presidential Decree 51/1997 drafted statutes, covering CASE governance, the composition of its Board of Directors, indications for constituents from which board members are appointed and elected, CASE mission and it states that CASE has the authority to set its own financial and administrative internal rules and regulations to ensure the proper functioning of the Exchange. It explains that CASE must inform the CMA of decisions taken by its board. If the CMA does not object to these decisions within a period of fifteen days, they are considered final. If however the CMA objects to the one or more of the board decisions, the board has to meet again and discuss objections of CMA, if two thirds of the board still approves these decisions, they are considered final without referring them to the CMA. Finally it states that the Chairman of CASE must inform the Chairman of CMA of any violations undertaken by issuing companies or brokerage firms with respect to the laws governing the capital market as well as the rules and regulations set by the Exchange, so that the CMA can accordingly take the necessary legal action against the violating company.

Depository Act 93/2000 supports shareholder record keeping, clearing and settlement. The law covers clearing and settlement, central depository membership, central registry regulations, custodians, incorporation and management of the central depository and registry company, supervision of the central depository and registry company, regulations to be undertaken in case of bankruptcy of the central depository members, penalties.

E. Reporting of securities transactions on a regular basis to a Governmental Body or Self-Regulatory Body:

CASE is electronically linked to the CMA and submits real on time data feed containing trading data which enables CMA to undertake its regulatory surveillance functions

In recent years, a number of independent data vendors including Reuters, Bloomberg as well as a number of local vendors, have been operating in Egypt. The data vendors disseminate real time CASE trading data on computer screens to clients in Egypt and overseas.

F. A system for Exchange of Price Quotation through Common Communication Media:

Real time trading data for CASE transactions is disseminated via international and local data vendors. Trading data such as closing prices and indices are broadcasted with a 20 minutes delay on CASE web site www.egyptse.com.

End-of- day trading data and general information about the market such as indices and market indicators such as P/E ratios are disseminated via several channels such as EGID, data vendors, TV, newspapers, daily official bulletins, CASE website etc.

The new disclosure systems and procedures of CASE assure that important information related to listed companies and of a price-sensitive nature are distributed as soon as possible to all market participants. Pre- and post-trade information are made available for market participants and supervisors.

G. An Organized Clearance and Settlement System:

The clearing, settlement and central depository facilities are provided by a separately managed private firm from CASE, called Misr Clearing, Settlement and Central Depository Company (MCSD). CASE owns only 5% of MCSD. The remaining shares of MCSD are owned by brokerage firms, banks and fund management companies. The Capital Market Authority supervises MCSD and inspects its activities in accordance with the provisions of the Capital Market Law 95/1992 applicable to securities companies.

MCSD provides efficient, safe and prompt settlement of transactions that comply with the internationally accepted standards of the G-30. Settlement is t+2 for most active fourteen stocks that has no 5 % price limit, t+3 for dematerialized securities that constitute 90% of trading and t+4 for physical securities.

MCSD has already in place adequate arrangements for safe and timely clearing, and correct and final settlement of the transactions concluded on the market ;

Cross-border clearing and settlement activities are facilitated between Egypt, Kuwait and Lebanon via a MCSD arrangement with the clearing companies in Kuwait and Lebanon.

MCSD has already in place a Central Securities Depository. The new Depository Act as of 1/7/2000 emphasizes that no company can be listed on CASE unless it is dematerialized and have its shares in the central depository. It also sets a given period whereby already listed companies with physical shares should have an immobilization program, lending and borrowing contracts and arrangements are part of the new Depository Act but not implemented yet.

To assure the financial integrity of the market and the ability of its participants to fulfill their obligations as users, MCSD has in place a Settlement Guarantee Fund, since January 2000, that ensures that the Fund interferes and buys on behalf of the defaulting party (in case the selling broker did not deliver the shares) or it will pay cash (in case the buying broker defaults in payment of cash. The current size of the Fund is LE 30 million. It is revised every quarter depending on the market turnover. All brokerage firms contribute to the fund according to a given formulae related to their trading turnovers. Furthermore, the CMA requires that all brokerage firms should have insurance policies.

Early in June 2001, JP Morgan Chase Investor Services, which evaluates numerous depositories around the world, using its Depository Safekeeping Assessment (DSA) methodology, determined that MCSD has met the criteria of US SEC Rule 17F-7 and granted MCSD a rating of 1.25 which places it near the top of "best practices" based on the following scale (1 best practice, 2 mid-range practice and 3 worst practice). It is worth mentioning that MCSD managed to achieve this high ranking only after five years of operation. This is a tribute to the MCSD infrastructure and will increase the confidence of investors (local and international) in the Egyptian capital market.

Conclusion

As the foregoing demonstrates, designation of the CASE as a designated offshore securities market is warranted because the CASE has all the attributes listed in Rule 902 (b) (2). Such designation would be consistent with the actions the Commission has taken subsequent to the adoption of Regulation S, acting through delegated authority, to designate the Bolsa de Valores de Lima (BVL), Warsaw Stock Exchange, the Bolsa Mexicana de Valores (BMV), Berlin Stock Exchange and several other exchanges as designated offshore securities market.

CASE is an affiliate member of WFE (World Federation of Exchanges) since 2001. It is also a member of other associations including FEAS (Euro Asian Federation of Exchanges), ASEA (African Stock Exchanges Association) and Union of Arab Stock Exchanges.

Based upon the foregoing, we respectfully request, that the CASE be designated as a designated offshore securities market within the meaning of Rule 902(b) of Regulation S under the Securities Act.

Sincerely yours,



Dr. Sameh El Torgoman
Chairman
Cairo & Alexandria Stock Exchanges (CASE)